Snow Lake Comments on Maiden High Grade Mineral Resource Estimate for the Maybell Uranium Project in Colorado

Winnipeg, Manitoba - August 6, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, comments that Global Uranium and Enrichment Limited ("GUE"), in which Snow Lake holds a strategic 19.9% interest, has announced the completion of a JORC 2012 maiden mineral resource estimate at its Maybell uranium project ("Maybell") located in Colorado, United States.

Highlights

  Maybell is a recognised uranium district in Colorado with historical production of 5.3 Mlbs U3O8 over two discrete mining periods

  GUE has completed a maiden JORC 2012 mineral resource estimate at Maybell1

  The resource estimate follows the completion of a successful 31-hole drill program in 2024

  Next steps include a follow-up drill program to enhance and expand the mineral resource

  Full details of the resource estimate can be found in GUE's ASX Announcement of July 30, 20252

  Domestic American uranium projects are poised to benefit from increasing demand for electricity, driven by big technology companies' expanding data centers and AI ambitions, together with President Trump's policies on nuclear energy

CEO Remarks

"As the cornerstone investor in GUE, we are pleased with the announcement of a significant maiden mineral resource estimate at the Maybell uranium project in Colorado," said Frank Wheatley, CEO of Snow Lake.

"With a maiden resource estimate at Maybell, coupled with a positive scoping study at the Tallahassee uranium project in Colorado, GUE is beginning to assemble a critical mass of domestic American uranium resources, which are poised to benefit from President Trump's policies on accelerating uranium production to ensure national and energy security."

1 https://wcsecure.weblink.com.au/pdf/GUE/02972557.pdf

2 https://wcsecure.weblink.com.au/pdf/GUE/02972557.pdf

"As a 50/50 joint venture partner with GUE on the Pine Ridge Uranium Project in the Powder River Basin in Wyoming, currently undergoing an aggressive 125,000 ft drill program, we certainly believe we are assembling an exceptional portfolio of American uranium projects that hold the potential to create significant value for Snow Lake shareholders."

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

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